

June 24, 2024

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District, Shanghai, China 201206

      Re: EShallGo Inc.
           Amendment No. 10 to Registration Statement on Form F-1
           Filed June 10, 2024
           File No. 333-271478

Dear Qiwei Miao:

      We have reviewed your amended registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2024 letter.

Amendment No. 10 to Registration Statement on Form F-1 Filed June 10, 2024

Director and Executive Compensation
Director Compensation - Fiscal Years 2023 and 2022, page 166

1.   We note your revised disclosure in response to comment 2. Please also update your director compensation for the most recent fiscal year ended March 31, 2024.

      Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services